

July 23, 2010

Ms. Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
7575 West Jefferson Blvd.
Fort Wayne, IN 46804

>   **Re: Steel Dynamics, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
>   **File No. 000-21719**

Dear Ms. Wagler:

        We have reviewed your response letter dated July 6, 2010 and have the following comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Note 14. Condensed Consolidating Information, page 95

1.   We note your response to our prior comment one. Please help us understand why the net income (loss) attributable to Steel Dynamics, Inc. in the parent column of your amended condensed consolidating statement of operations is not equal to the net income (loss) attributable to Steel Dynamics, Inc. in your total consolidated column.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

        You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding this comment.

                                                        Sincerely,

                                                        John Cash
                                                        Accounting Branch Chief